Edifice WHITE OAKS
10, chemin Gatineau C.P. 5000 Témiscaming (Québec) J0Z 3R0

February 1, 2006

Via courier

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549-7010

Attention:        Nilima Sha, Accounting Branch Chief

RE:    Form 40-F for Fiscal Year Ended September 24, 2005

           File no. 33-80178

Dear Mr. Sha,

Thank you for yours of January 13th.  To facilitate the treatment of your queries, we have reproduced them below and included our response thereto.

Form 40-F for the Year Ended September 24, 2005

Disclosure Controls and Procedures

Q1.	As we stated in comment three of our letter dated August 12, 2005, your internal controls evaluation date is required to be as of the end of the period covered by the report, rather than within 90 days of filing. Please refer to paragraph B(6)(b) of the general instructions to Form 40-F. If true, please confirm in your response that your evaluation was conducted as of September 24, 2005, as indicated in your certification. Please revise to disclose the correct evaluation date in future filings.

A1.	We confirm that our evaluation of internal controls was conducted as of September 24, 2005. We will comply with respect to our filing of future annual reports on Form 40-F, by revising the final sentence of paragraph 1 under the heading Disclosure Controls and Procedures to read:

"Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of September, [date of year end] and have determined that such disclosure controls and procedures are effective."

Financial Statements, page 40

Note 1 - Significant Accounting Policies, page 44

Q2.	You have included a discussion of the limitations of all control systems under the heading Disclosure Controls and Procedures and Changes in Internal Controls over Financial Reporting. Specifically, you state, "[t]he design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions regardless of how remote." As previously requested in comment five of our letter dated August 12, 2005, please remove such statement from future filings, as this does not appear to be a limitation of an entity's internal control system per AU Section 319.16-24, as referenced by SEC Release No. 33-8238.

A2.	We will comply with respect to our filing of future annual reports on Form 40-F, by:

(i)	revising the language contained in the final sentence of paragraph 2 under the heading Disclosure Controls and Procedures to read:

"Because of these and other inherent limitations of control systems, only reasonable assurance can be provided that any design will succeed in achieving its stated goals under all potential future conditions."; and

(ii)	revising the language contained in the final sentence of paragraph 2 under the heading Changes in Internal Controls Over Financial Reporting to read:

"There can be only reasonable assurance that any design will succeed in achieving its stated goals under all potential future conditions."

Changes in Internal Control Over Financial Reporting

Q3.	You state that "[d]uring the period covered by this report, there have been no significant changes in the Registrant's internal controls or other factors that could significantly affect internal controls..." If true, please confirm in your response that there have been no changes in your internal control over financial reporting that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph B(6)(e) of the general instructions to Form 40-F and revise your disclosure accordingly.

A3.	We confirm that there have been no changes in our internal control over financial reporting that occurred during the period covered by our Form 40-F filed on December 23, 2005, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We will comply with respect to our filing of future annual reports on Form 40-F, by revising the language contained in the first sentence of paragraph 1 under the heading Changes in Internal Control Over Financial to read:

"During the period covered by this report, there have been no changes in the Registrant's internal controls or other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting...".

Exhibit 99.2

Financing Activities, page 20

Q4.	We note that you generated negative cash flows from operations in fiscal 2005 and you forecast negative free cash flows for fiscal 2006. Further, we note that your credit ratings were reduced during 2005. Please tell us whether you expect to breach your debt covenants. If so, please tell us how your presentation of debt as non-current and the related disclosures are consistent with EITF 86-30.

A4.	Other than the Marathon joint venture debt which was classified as a current liability, we do not expect to breach any debt covenants in fiscal 2006. The Trust indentures governing our unsecured senior notes do not contain any maintenance tests.

Note 17 - Unusual Items, page 59

Q5.	Please tell us, and revise your disclosure in future filings to clarify, the method used to determine the revised carrying value of the impaired assets discussed in this note. Please also tell us your intentions with respect to the impaired assets, for example, tell us whether you intend to sell or abandon the permanently closed facilities.

A5.	With regard to various items included in note 17:

	-	The Opasatika, Ontario sawmill was closed in fiscal 2005 and its carrying value was reduced to estimated fair value, which was equal to estimated salvage value. The timber previously processed at this plant, along with certain pieces of equipment, were transferred to another sawmill. The mill is located in a rather remote location and alternative uses are limited. Our objective is to dispose of the property and avoid ongoing minor maintenance costs.

	-	The Kirkland Lake, Ontario sawmill ceased operations in fiscal 2005. The revised carrying value was established at $1 million, representing the estimated fair value of the land and building, based on replacement cost, that is currently being re-utilized as part of a $15 million finger-joint plant project.

-	The La Sarre, Quebec sawmill, one of two owned by the Company in this community, was closed in fiscal 2005 and the carrying value was reduced to estimated fair value, which was equal to its estimated salvage value. The timber previously processed at the plant was transferred to our other regional sawmills. The mill is located in a rather remote location and alternative uses are limited. Our objective is to dispose of the property and avoid ongoing minor maintenance costs.

-	The Davidson, Quebec sawmill was closed in fiscal 2005 and the carrying value was reduced to estimated fair value, which was equal to its estimated salvage value. The mill is located in a rather remote location an alternative uses are limited. Our objective is to dispose of the property and avoid ongoing minor maintenance costs.

-	The Temiscaming, Quebec hardwood sawmill was closed in fiscal 2005 and the carrying value of its fixed assets was reduced to estimated fair value, which was equal to its estimated salvage value. The sawmill is located on the site of the much larger Temiscaming Complex. The sawmill equipment has been permanently idled.

-	The Brantford, Ontario remanufacturing facility was closed in fiscal 2005 and its carrying value was reduced to estimated market value of the land and building, based on third party appraisals. The property is located in an industrial park and there are many alternatives potential uses. We would expect to sell the property within the next 12 months.

-	The St. Raymond, Quebec paper mill was closed in fiscal 2005 and its carrying value was reduced to estimated fair value, which was equal to its estimated salvage value. Alternative uses for this property are very limited. Our objective is to dispose of the property and avoid ongoing minor maintenance costs.

-	The Groundwood pulp line and one of four paper machines at the St. Francisville, Louisiana paper mill were permanently idled and their revised carrying value was reduced to estimated fair value, which was equal to its estimated salvage value.

-	The Company had previously purchased a used pulp machine and a used paper machine, including peripheral equipment. The objective was to install these machines at two of our existing sites at some point in the future. During fiscal 2005, the Company concluded that it was unlikely that the machines would be installed. The carrying value of each machine was reduced to estimated fair value, which was equal to its estimated salvage value.

-	The impairment of goodwill resulted from the annual impairment test. The revised carrying value, or fair value, was based upon the estimated discounted cash flows of the reporting units. Please see note 1 - Significant Accounting policies for further details.

We will revise our disclosure in future filings to clarify the method used to determine the revised carrying values of impaired assets.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments with respect to these responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. Dumas

Michael J. Dumas
Executive Vice-President, Finance
and Chief Financial Officer

cc:    Scott Watkinson, SEC
        Tony Fratianni, Tembec